July 26, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On May 15, 2013, Advisers Preferred Trust (the "Registrant"), on behalf of its series The Gold Bullion Strategy Portfolio (the "Fund"), filed Post-Effective Amendment Number 6 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On July 9, 2013, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Please delete the last sentence of the paragraph preceding the operating expenses table.

Response.

The Registrant has made the requested deletion.

Comment 2.

Confirm that the Fund does not charge a load.

Response.

740391.1

The Registrant confirms that the Fund does not charge a load.

Comment 3.

Confirm that if the Fund is the protection writer with respect to a credit default swap (“CDS”), it will segregate liquid assets equal to the full notional amount of the CDS.

Response.

The Registrant confirms that it will segregate liquid assets accordingly.

Comment 4.

Please confirm that with respect to derivatives, including total return swaps and futures, the Fund will comply with SEC guidance in investment company release #10666 and concept release #29776 as well as future SEC guidance.

Response.

The Registrant confirms it will adhere to such guidance.

Comment 5.

Under Fixed Income Risk, please include a risk to the effect that the value of a debt security may decline if there are concerns about an issuer’s ability or willingness to make interest and or principal payments.

Response.

The Registrant has amended Fixed Income Risk to include the risks described above.

Comment 6.

Please confirm that shares of the Fund will only be sold to certain separate accounts of the participating life insurance companies, qualified pension and retirement plans and certain unregistered separate accounts.

Response.

The Registrant confirms that shares of the Fund will only be sold to certain separate accounts of the participating life insurance companies, qualified pension and retirement plans and certain unregistered separate accounts.

Comment 7.

740391.1

Under the section entitled How Shares Are Priced and any other related sections, please expand disclosures to clarify that 1:00 p.m. is the purchase and redemption cut off for financial intermediaries to receive a shareholder request to permit time to transmit request to the Fund prior to the NAV time, as is consistent with Rule 22c-1 governing purchases and redemptions prices at the NAV, next computed following receipt of a purchase or redemption request.

Response.

The Registrant has amended the description of the purchase and redemption cut off time to clarify that financial intermediaries need to receive a shareholder request in time to transmit to Fund prior to the NAV time.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.

Please change references to Underlying Portfolios to Underlying Funds.

Response.

The Registrant has made the requested revision.

Comment 9.

Please confirm that no principal investment strategy is only disclosed in the Statement of Additional Information.

Response.

The Registrant so confirms.

Comment 10.

Under the description of Underlying Funds, please use examples of leverage consistent with the Fund’s expected investment strategy and describe the effect of leverage during declining market prices.

Response.

The Registrant has amended the description of Underlying Funds, to use examples of leverage consistent with the Fund’s expected investment strategy and to describe the effect of leverage during declining market prices.

PART C

740391.1

Comment 11.

In the section entitled Undertakings, please include reference to the Securities and Exchange Commission, when referring to examination of books and records.

Response.

The Registrant has revised the undertaking to include reference to the Securities and Exchange Commission, when referring to examination of books and records.

Comment 12.

Please have the Trustees sign the registration statement in their dual role as Trustee of the Registrant and Director of the subsidiary.

Response.

The Registrant has amended signatories as requested.

*****************************

The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

4

740391.1